Jon C. Avina

T: +1 650 843 5307

javina@cooley.com

March 18, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Mariam Mansaray, Staff Attorney

Jan Woo, Legal Branch Chief

Becky Chow, Senior Staff Accountant

Stephen Krikorian, Senior Staff Accountant

Re:	Rubrik, Inc.

Amendment No. 5 to

Draft Registration Statement on Form S-1

Submitted February 5, 2024

CIK No. 0001943896

Ladies and Gentlemen:

On behalf of Rubrik, Inc. (the “Company”), we are providing this letter in response to comments received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 4, 2024, with respect to Amendment No. 5 to the Company’s draft registration statement on Form S-1, confidentially submitted on February 5, 2024 (the “February 2024 Comments”). The Company is also providing the Staff with an update to comment no. 15 from the comments from the Staff by letter dated November 10, 2022, with respect to the Company’s draft registration statement on Form S-1, initially confidentially submitted on October 14, 2022 (the “Initial Comments” and together with the February 2024 Comments, the “Comments”). Concurrently with the submission of this response letter, the Company is also confidentially submitting Amendment No. 6 to the draft registration statement (the “Amended Draft Registration Statement”) to address the February 2024 Comments and make certain other changes.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Amendment No. 5 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note recent publicity regarding a DOJ investigation of fraud allegations regarding a former employee at your Company. If material, please disclose the nature of the investigation, how the company became aware of the allegations, and the risks and uncertainties to your company. Explain whether this investigation was a factor in identifying a material weakness in your internal control over financial reporting.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000  f: +1 650 849 7400  cooley.com

U.S. Securities and Exchange Commission

March 18, 2024

Page Two

Response: In response to the Staff’s comment, the Company has provided the disclosure on page 46 of the Amended Draft Registration Statement. To date, the Company has not identified a material weakness in its internal control over financial reporting with respect to this matter.

Business, page 115

2.

We note your disclosure on page 129 and elsewhere that you offer Ruby, a generative AI companion to RSC that provides automated threat analytics and response. Please revise to provide a more complete discussion regarding the development and implementation of Ruby. As part of your disclosure, clarify how you iteratively developed its “generative AI capabilities,” with specificity, including whether you developed the underlying software or if it was developed by another supplier. To the extent the AI model was not developed by you, clarify if it is an off-the-shelf AI program or a model provided by third parties or if they were pre-selected algorithms, AI models, or chatbots. Additionally, to the extent material, include a cross reference to risk factor disclosure discussing the operational, legal, and competitive risks to using AI.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 127 of the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1

Note 10 – Stockholders’ Deficit and Common Stock

Stock-Based Compensation, page F-24 (F-26)

15.

For each of your equity-based awards in the twelve months preceding the filing of this registration statement, please tell us the estimated fair value of the underlying shares of common stock at each grant date and describe how any intervening events within the Company or changes in your valuation assumptions or methodology were considered in the fair values of the underlying common stock at each grant date. Also compare the most recent valuation to the estimated price range of this offering. Continue to provide us with updates to this analysis for all equity-related transactions through the effectiveness date of the registration statement.

Response: In response to the Staff’s request to provide updates to this analysis, the Company has set forth below a summary of the equity awards granted from November 1, 2023 through January 31, 2024, including the fair value of the underlying shares of Class B common stock for reference (assuming reclassification of the Company’s outstanding shares of common stock into an equal number of shares of Class B common stock in connection with the Company’s proposed initial public offering (“IPO”)):

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Fair Value per Share for Financial Reporting
November 14, 2023	2,321,700	$28.72
January 2, 2024	18,000	$28.66

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000  f: +1 650 849 7400  cooley.com

U.S. Securities and Exchange Commission

March 18, 2024

Page Three

As discussed in the Company’s response letters dated February 5, 2024 (the “February 2024 Letter”), August 4, 2023, June 1, 2023, and December 9, 2022, for financial reporting purposes, the Company reassessed the fair value of its Class B common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computed stock-based compensation expense by linearly interpolating on a daily basis the change between the valuation reports performed immediately prior to and immediately after the date of grant. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class B common stock because the Company did not identify any single event that occurred during periods between valuation dates in which equity awards were granted that would have caused a material change in the fair value of the Class B common stock used for measuring grant date fair values.

The following are the key considerations in determining the value of the Class B common stock at each valuation date:

October 31, 2023 Valuation

In the February 2024 Letter, the Company provided the key considerations in determining the value of the Class B common stock as of October 31, 2023, and concluded the fair value of the Company’s Class B common stock was $28.74 per share.

January 31, 2024 Valuation

During the period ended January 31, 2024, the Company continued to make progress for a potential IPO, which included preparing for the confidential submission of Amendment No. 5 to the Company’s Draft Registration Statement on Form S-1 at the beginning of February 2024. The Company did not make any changes in the valuation methodology used for the valuation of its Class B common stock as of January 31, 2024, and continued to use the combination of market and income approaches. The Company updated the date for the IPO scenario to April 2024 but did not make any changes to the 85% weighting assigned to the IPO scenario used in the October 31, 2023 valuation report. The Company updated the discount for lack of marketability from 6% used in the October 31, 2023 valuation report to 5% in the January 31, 2024 valuation report as a result of the progress made towards a potential IPO and the new date used for the IPO scenario. During the period ended January 31, 2024, the transaction prices of secondary sales slightly decreased as compared to the period for the October 31, 2023 valuation report, which resulted in a decline of the Company’s fair value of Class B common stock as of January 31, 2024, compared to the fair value as of October 31, 2023. The fair value of the Company’s Class B common stock was determined to be $28.63 per share as of January 31, 2024.

*    *    *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000  f: +1 650 849 7400  cooley.com

U.S. Securities and Exchange Commission

March 18, 2024

Page Four

Please contact me at (650) 843-5307 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon C. Avina
Jon C. Avina

cc:	Bipul Sinha, Rubrik, Inc.

Peter McGoff, Rubrik, Inc.

Anne-Kathrin Lalendran, Rubrik, Inc.

Calise Cheng, Cooley LLP

Milson Yu, Cooley LLP

Rick Kline, Latham & Watkins LLP

Sarah Axtell, Latham & Watkins LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000  f: +1 650 849 7400  cooley.com